Sundial Growers Inc.

#200, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Canada

July 29, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Keira Nakada, Mary Mast, Sonia Bednarowski, and Dietrich King

RE:	Sundial Growers Inc.
Registration Statement on Form F-1
File No. 333-232573

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Sundial Growers Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on July 31, 2019, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Jason Lehner of Shearman & Sterling LLP at (212) 848-7974 and that such effectiveness also be confirmed in writing.

Very truly yours,

Sundial Growers Inc.

/s/ Torsten Kuenzlen
By:	Torsten Kuenzlen
Title:	Chief Executive Officer

cc:	Jason Lehner, Esq.

Merritt Johnson, Esq.

Shearman & Sterling LLP